Cyber Apps World Inc.

Via Tomaso Rodari 6

6900 Lugano, Switzerland

April 17, 2024

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549-3629

Attention:	Mr. Steven Kim
Ms. Lynn Shenk

Re:	Cyber Apps World Inc.
Form 10-K for Fiscal Year Ended July 31, 2023
Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2023
File No. 000-50693

Dear Mr. Kim and Ms. Shenk:

In connection with the Staff’s letter of April 8, 2024 (the “Letter”), the following sets forth the Company’s response to the comment set forth in the Letter. For your convenience, the response to the comment follows the comment itself.

Comment:

Form 10-K for Fiscal Year Ended July 31, 2023

General

1.

Please amend your filing to include audited financial statements and an audit report which is compliant with Public Company Accounting Oversight Board (“PCAOB”) standards for the year ended July 31, 2023. As part of this, please note that the PCAOB also revoked the registration of your prior auditor, Jack Shama, CPA. You can find a copy of the order on the PCAOB’s website at https://assets.pcaobus.org/pcaob-dev/docs/default-source/enforcement/decisions/documents/105-2024-004-shama_66b468ec-4dd8-436e-b1a1-056ec04c27fd.pdf?sfvrsn=818fa507 28. As this auditor is no longer registered with the PCAOB, you may not include their audit reports or consents in your filings with the Commission on or after the date of deregistration. Given that Jack Shama, CPA, is not currently registered with the PCAOB, you should have a firm that is currently registered with the PCAOB re-audit the impacted year(s) that are required to be included in your filings with the Commission.

Response:

The Company has filed herewith Amendment No. 2 on Form 10-K/A to its Annual Report on Form 10-K for the year ended July 31, 2023, which contains financial statements for the years ended July 31, 2023 and July 31, 2022, which have been audited by a Public Company Accounting Oversight Board registered firm.

If you have any further questions or comments, kindly contact the undersigned at +41 79 1595013 or our counsel, Dale S. Bergman at 954.302.4162.

Very truly yours,

CYBER APPS WORLD INC.

By:	/s/ Luca Benedetto
Luca Benedetto, Chief Financial Officer